

Apollo Hospitals
CHENNAI
touching lives

Date : July 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302



SUPPL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, the Board of Directors at its meeting held on 25th July 2006 approved the Unaudited Financial Results for the quarter ended 30th June 2006 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Ch...

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2006

(Rs. in Millions)

Sl.N	Particulars	Unaudited		Audited
		Quarter Ended		Year Ended
		30.06.2006	30.06.2005	31.03.2006
1	Income from Services	2041	1572	7078
2	Other Income	11	2	112
	Total Income	**2052**	**1574**	**7190**
3	Total Expenditure			
a	Increase/Decrease in Stock in trade	-	-	-
b	Material consumption	1033	792	3602
c	Staff Cost	290	214	984
d	Other expenditure	92	83	323
e	General Administrative Expenses	262	165	851
f	Selling and Distribution Expenses	12	14	77
g	Accreditation Expenses #	-	-	92
4	Interest	29	34	117
5	Depreciation	74	60	261
6	**Profit(+)/Loss(-) before tax (1+2-3-4-5)**	**260**	**212**	**883**
7	Provision for taxation			
	(a) Current Tax	75	60	253
	(b) Deferred Tax	10	9	15
	(c) Fringe Benefit Tax	2	3	13
8	**Net Profit (+)/Loss(-)**	**173**	**140**	**602**
9	Paid-up equity share capital (Rs. 10/- per share)	506	416	506
10	Reserves excluding Revaluation Reserves (Year End)	-	-	6039
11	EPS for the period for the year to date and for previous year			
	Basic	*3.42	*3.36	12.53
	Diluted	*3.35	*3.36	12.26
12	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	36,230,260	27,318,531	36,342,846
	(b) Percentage of Shareholding	71.60	65.67	71.83
	* Not Annualised			

One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2006

(Rs. in Millions)

Particulars	Unaudited		Audited
	Quarter Ended		Year Ended
	30.06.2006	30.06.2005	31.03.2006
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	2041	1573	7101
b) Others	11	1	89
SUB - TOTAL	2052	1574	7190
Less : Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	**2052**	**1574**	**7190**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	278	245	911
b) Others	11	1	89
SUB - TOTAL	289	246	1000
Less : (i)Interest (Net)	29	34	117
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	**260**	**212**	**883**
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	7078	4636	6130
b) Others	963	122	1225
TOTAL	**8041**	**4758**	**7355**

Notes

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 25th July 2006

2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th June 2006

No. of Complaints (Nature of Complaints :- Non receipt of Share certifcates, Dividend, Annual Report etc.)			
Pending as on 31/03/2006	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/6/06
0	60	60	0

Place : Chennai

Dated : 25th July 2006

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Dr. Prathap C Reddy
Executive Chairman